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                     MEMORANDUM TO ELIGIBLE OPTION HOLDERS

   To:    Holders of Hawker Pacific Aerospace Stock Options Described Below
   Date:   March 11, 2002
   Re:    Tender of Option Shares in Offer Referred to Below

   LHT Acquisition Corporation and Lufthansa Technik AG have prepared the following questions and answers for your convenience. Please review this information together with the Offer to Purchase, the related Letter of Transmittal, the Instructions for Conditional Exercise, the Notice of Conditional Exercise and the other documents that you have received along with this memorandum. If, after reviewing the information provided, you have additional questions, please contact James R. Bennett at Hawker Pacific Aerospace (the "Company") at the details listed below.

Q. What is the Offer?

A. LHT Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Lufthansa Technik AG, a corporation organized under the laws of the Federal Republic of Germany ("Parent"), is offering to purchase all issued and outstanding shares of common stock of the Company and common shares issuable upon the exercise of options to purchase common shares (the "Shares"), at a price of $3.25 per share (the "Offer Price"), on the terms and subject to the conditions set forth in the offer to purchase (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). The Offer will be open until the "Expiration Date," which shall mean at 12:00 midnight, New York City time, on Friday April 5, 2002, unless the Offer is extended, in which event the term shall mean the latest time and date at which the Offer (not including any subsequent offering period, as so extended), will expire.

   In connection with this Offer, individuals holding options to purchase common shares having exercise prices of less than $3.25 per share may conditionally exercise all or part of such options and tender common shares issuable upon such conditional exercise (the ''Option Shares'') in the Offer.

   You must complete and deliver to the Company the Notice of Conditional Exercise in order to tender part or all of your Option Shares resulting from a conditional exercise of eligible options. This exercise of your options is ''conditional'' because you will be deemed to exercise the option only if, and to the extent, that the Purchaser actually accepts for payment and pays for the Option Shares in the Offer. The Offer, which is subject to a number of other conditions, is described in the Offer to Purchase dated March 11, 2002, and the related Letter of Transmittal. Please read these documents, as well as the Notice of Conditional Exercise and the Instructions for Conditional Exercise, carefully.

   A special committee of the Company's board of directors has determined that the Offer, the Merger Agreement and the Merger are advisable and fair from a financial point of view to, and in the best interests of, the unaffiliated shareholders of the Company and recommends that the unaffiliated shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer. The special committee is comprised of two directors who are not officers or employees of the Company, Parent or the Purchaser, are not directors of Parent or the Purchaser and are not otherwise affiliated with such officers, employees or directors.

   The Company's board of directors (with one member not in attendance), based in part upon the recommendation of the special committee of independent directors of the board, has unanimously (with the two Parent-designated directors in attendance abstaining) approved the Offer, the Merger Agreement and the Merger and has unanimously (with the two Parent-designated directors in attendance abstaining) determined that the Offer, the Merger Agreement and the Merger are advisable and fair from a financial point of view to, and in the best interests of, the unaffiliated shareholders of the Company and recommends that the unaffiliated shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

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   You must carefully follow the instructions below and in the enclosed
   Instructions for Conditional Exercise and the Notice of Conditional Exercise if you want to participate in the Offer. Failure to do so may make you ineligible to tender your Option Shares.

Q. Must I unconditionally exercise my options now in order to participate in the Offer?

A. No. As a holder of unexercised options you may ''conditionally'' exercise all or part of your exercisable options having exercise prices of less than $3.25 per share and tender those Option Shares that you are entitled to receive upon such exercise.

   This exercise of options is ''conditional'' because you are deemed to exercise the option only if, and to the extent that, the Purchaser actually accepts for payment and pays for the underlying Option Shares in the Offer.

   You may, of course, unconditionally exercise if you choose.

Q. If I decide not to "conditionally exercise" my options, how will the offer affect my option shares?

A. If you do not ''conditionally exercise'' your options, at the completion of the offer you will still have options that will convert into common shares of the Company in accordance with their terms. However, if the offer is successful, the number of shareholders of the Company and the common shares of the Company that are still in the hands of the public may be so small that there will no longer be an active public trading market (or possibly any public trading market) for the common shares underlying your options. Also, the common shares may no longer be eligible to be traded on the Nasdaq National Market or any other securities exchange, and the Company may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the Securities and Exchange Commission's rules relating to publicly held companies. We intend to remove the common shares from quotation on the Nasdaq National Market and to deregister the common shares under the Securities Exchange Act of 1934, which requires such filings, as soon as practicable following the completion of the Offer and Merger, if applicable.

   The Company's stock option plan, which governs all options having exercise prices of less than the Offer Price per share, does not contain a provision that entitles you to receive any compensation for your options if the Offer is consummated and the Merger occurs. If the Merger occurs, outstanding options under the Company's stock option plan will continue in existence but will be exercisable in relation to the shares of the surviving company, as a privately held company, instead of shares of the Company, as a publicly held company. Apart from this change, the options will be subject to the same terms and conditions as were applicable to such option immediately prior to the consummation of the Merger.

Q. Do I have to pay the exercise price or withholding taxes with cash?

A. Not if you "conditionally" exercise the option. In order to facilitate your participation in the Offer, the Company is allowing you to exercise your options conditionally without paying the exercise price in cash at the time of exercise. This means that your options will be exercised and the Option Shares will be tendered, and the amount of cash you receive for each Option Share purchased will equal the difference between $3.25 and the option exercise price per share, less any required withholding taxes. You do not need to send any money with your Notice of Conditional Exercise.

Q. How will the exercise price be paid?

A. The board of directors of the Company has resolved to provide for all common shares issued pursuant to existing stock options to be issued on a cashless basis, as described above.

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Q. When will I be paid?

A. After the Offer expires, the depositary will send funds to the Company for disbursement to holders of Option Shares that were purchased in the Offer. The Company will disburse to you the purchase price of all of your Option Shares purchased in the Offer, less the applicable exercise price or prices and any required withholding taxes, promptly thereafter.

Q. Will I be taxed on the money I receive?

A. You should read Section 13 of the Offer to Purchase, ''Certain U.S. Federal Income Tax Consequences,'' for information regarding the United States federal income tax consequences of your receipt of money in exchange for your Option Shares if you are a U.S. holder of Option Shares. Holders of options should consult their own tax advisors concerning the specific U.S. federal, state, local and foreign tax consequences to them of receiving money for their Option Shares.

Q. How do I tender my Option Shares in the Offer?

A. The only way that you can conditionally exercise options and tender Option Shares in the Offer is by completing the Notice of Conditional Exercise, signing the form, and returning it to the Company. The Notice of Conditional Exercise must be received by the Company before the Expiration Date. Using the Company's normal procedures, you may also unconditionally exercise exercisable options and tender the shares you receive.

   On this form, you will conditionally exercise part or all of your eligible options and tender your Option Shares in the Offer.

Q. What if I hold common shares in addition to my options?

A. If you have actual common shares in your possession (or at a brokerage firm), you may tender those shares as well. In this case, you may have received two or more sets of Offer materials. You should be careful to follow the separate directions that apply to common shares and Option Shares.

Q. Can I change my mind and withdraw Option Shares that I directed to be tendered?

A. Yes, but only if you perform the following steps:

  . You must send a signed notice of withdrawal to the Company, and it must be received by the Company before the Expiration Date; and

  . The notice of withdrawal must be in writing. You may fax your notice of withdrawal to James R. Bennett, Chief Financial Officer and Secretary of the Company, at (818) 765-5759.

   The notice of withdrawal must state your name and social security number (or other tax identification number), as well as the number of Option Shares that you wish to withdraw from the Offer. The withdrawal procedures are described in the Instructions for Conditional Exercise. You must follow these instructions carefully.

   You are entitled to exercise eligible options conditionally and retender Option Shares after withdrawal, provided that all resubmitted materials are completed properly and delivered on time in accordance with the instructions applicable to the original submission.

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Q. What do I do if I have any questions about the Offer?

   A. If you have questions about the Offer or need help in properly responding to the Offer, please contact James R. Bennett, Chief Financial Officer and Secretary of the Company, by work phone at (818) 765-6201, by fax at (818) 765-5759, and by mail at c/o James R. Bennett, Hawker Pacific Aerospace, 11240 Sherman Way, Sun Valley, California 91352.

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   This memorandum is intended to help you understand the Offer and how options will be handled in the Offer. The Offer to Purchase and the related Letter of Transmittal contain the legal terms of the Offer, and are controlling. By signing the Notice of Conditional Exercise you are also agreeing to the terms and conditions set forth therein and in the Instructions for Conditional Exercise. You are urged to carefully read these documents, which explain the Offer in detail.

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